Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm in the Registration Statement pertaining to the Amended and Restated 1992 Equity Incentive Plan and the Amended and Restated 1996 Director Stock Option Plan of Epix Pharmaceuticals, Inc. and to the incorporation by reference therein of our reports dated March 4, 2005, with respect to the financial statements of Epix Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004 and Epix Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Epix Pharmaceuticals, Inc. filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 4, 2005